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SEC Mail Processing Section

DEC 3 0 2009

Washington, DC

121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SLOAN SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Executive Drive
(No. and Street)

Fort Lee	NJ	07024-3308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Herity, CCO (201) 592-9900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1 SOUTH	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Herity, CCO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sloan Securities Corp., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMELIA S. MAY
NOTARY PUBLIC, STATE OF NEW JERSEY
My Commission Expires August 12, 2013

Amelia S. May
Notary Public

Signature

CCO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SLOAN SECURITIES CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

OCTOBER 31, 2009

SLOAN SECURITIES CORP.

CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Changes in Subordinated Borrowings	5
Statement of Cash Flows	6
Notes to Financial Statements	7-13
Supplementary Information	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	14
Independent Auditors' Report on Internal Control Structure	15-16
Independent Accountants' Report on Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation and Accompanying Schedule of Assessments and Payments Transitional Assessment Reconciliation Form SIPC-7T	17-20

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Sloan Securities Corp.

We have audited the accompanying statement of financial condition of **Sloan Securities Corp.** (the "Company) as of October 31, 2009, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Sloan Securities Corp.** as of October 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
December 21, 2009

SLOAN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

	October 31, 2009
ASSETS	
Cash and cash equivalents	$ 691,304
Deposit with clearing agent	250,000
Restricted cash	29,535
Due from clearing agent	675,977
Investment securities:	
Marketable securities, at fair value	14,465
Not readily marketable, at fair value	8
Commissions receivable	72,011
Prepaid income taxes	7,240
Income tax refund receivable	32,820
Prepaid expenses and other assets	25,618
Total current assets	1,798,978
Office equipment and furniture, less accumulated depreciation of $145,661	65,209
Deferred tax asset	109,000
Total Assets	$ 1,973,187
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 774,832
Accrued expenses	368,598
Payroll taxes payable	23,874
Income taxes payable	5,271
Total current liabilities	1,172,575
Loans subordinated to the claims of general creditors	500,000
Total liabilities	1,672,575
Stockholder's equity	
Common stock, no par value; 2,500 shares authorized, 200 shares issued and outstanding	18,000
Paid-in-capital	174,599
Retained earnings	108,013
Total stockholder's equity	300,612
Total liabilities and stockholder's equity	$ 1,973,187

See accompanying notes to financial statements.

SLOAN SECURITIES CORP.

STATEMENT OF OPERATIONS

	Year Ended October 31, 2009
Revenues	
Commissions	$ 11,728,807
Advisory fees	86,376
Investment banking fees	60,000
Interest	6,415
Net loss on marketable investment securities	(11,172)
Total revenues	11,870,426
Expenses	
Payroll and commissions	5,951,186
Customer research	2,794,537
Clearing charges	1,707,774
Internet and trading systems	371,380
Payroll taxes and benefits	263,341
Rent	263,339
Professional fees	188,083
Office	106,788
Regulatory fees	99,119
Travel and entertainment	92,572
Automobile expenses	38,192
Telephone	37,679
Website design and maintenance	36,925
Depreciation	34,775
Interest	32,334
Other expenses	19,069
Dues and subscriptions	11,180
Legal settlements	10,000
Liability insurance	8,048
Total expenses	12,066,321
Loss before income taxes	(195,895)
Income tax benefit	45,678
Net loss	$ (150,217)

See accompanying notes to financial statements.

SLOAN SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended October 31, 2009

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, October 31, 2008	200	$18,000	$ 99,599	$ 258,230	$ 375,829
Net loss				(150,217)	(150,217)
Additional capital contributions			75,000	-	75,000
Balance, October 31, 2009	200	$18,000	$ 174,599	$ 108,013	$ 300,612

See accompanying notes to financial statements.

SLOAN SECURITIES CORP.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

	Year Ended October 31, 2009
Subordinated borrowings, October 31, 2008	$ 350,000
Increases	150,000
Subordinated borrowings, October 31, 2009	$ 500,000

See accompanying notes to financial statements.

SLOAN SECURITIES CORP.

STATEMENT OF CASH FLOWS

	Year Ended October 31, 2009
Cash flows from operating activities	
Net loss	$ (150,217)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	34,775
Deferred tax benefit	(30,000)
Decreases (increases) in assets	
Deposit with clearing agent	(148,076)
Restricted cash	(206)
Due from clearing agent	(154,820)
Investment securities, marketable	11,852
Investment securities, not readily available	104
Commissions receivable	(8,279)
Employee advances	10,256
Prepaid income taxes	6,260
Income tax refunds receivable	109,329
Prepaid expenses and other assets	141,957
Increases (decreases) in liabilities	
Accounts payable	111,769
Accrued expenses	(22,306)
Agent deposit	(25,000)
Payroll taxes payable	15,065
Income taxes payable	5,271
Net cash used in operating activities	(92,266)
Cash flows used in investing activities	
Purchase of office equipment	(7,146)
Cash flows from financing activities	
Additional capital contributions	75,000
Proceeds from subordinated borrowings	150,000
Net cash provided by financing activities	225,000
Net increase in cash and cash equivalents	125,588
Cash and cash equivalents - beginning	565,716
Cash and cash equivalents - ending	$ 691,304
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ 32,334
Income taxes	$ 8,007

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company is a Registered Broker Dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) and a member of the Municipal Securities Rulemaking Board (MSRB). The Company is a brokerage firm that sells securities and provides banking and investment services to corporations and individuals located in the United States and various European and Asian countries. The Company operates under the exemptive provisions of SEC Commission Rule 15c3-3(k)(2)(i). The Company does not maintain possession or control of any customer funds or securities and is exempt from requirements of SEC Rule 15c3-3.

Basis of Accounting

The Company employs the accrual method of accounting for both financial and income tax reporting purposes.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period end exchange rates. Purchases and sales of investments and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Estimates and Uncertainties

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Deposit with Clearing Agent

The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement.

Due from Clearing Agent and Commissions Receivable

The Company clears all security transactions through its clearing agent. Amounts earned are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance has been established as of October 31, 2009.

Commissions receivable are amounts due to the Company from various mutual fund and insurance companies earned through October 31, 2009. Amounts are considered fully collectible, and accordingly, no allowance has been established as of October 31, 2009.

Restricted Cash

The Company is required to maintain restricted cash or cash equivalents as collateral for a standby letter of credit (see note 10)

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Marketable Investment Securities

Marketable investment securities are reported at fair value with the resulting realized difference between cost and fair value included in income or loss on the statement of operations. Fair value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in income or loss on the statement of operations.

Income Taxes

In accordance with United States generally accepted accounting principles the Company employs an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable plus or minus the change during the period in deferred tax assets and liabilities.

The Company has deferred the application of new accounting guidance for evaluating and accounting for uncertain tax positions which is applicable for annual financial statements for fiscal years beginning after December 15, 2008 for nonpublic entities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense amounted to $6,999 for the year ended October 31, 2009.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at quoted market prices when available and securities not readily marketable are valued at fair value as determined by management.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Depreciation

The cost of office equipment and furniture is depreciated for financial reporting purposes on a straight-line basis over the estimated useful lives of the assets: 3 to 5 years for computer equipment. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Fair Value of Investment Securities

In accordance with United States generally accepted accounting principles, the Company classifies its investments securities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statements. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

2. Concentrations of Business and Credit Risk

At times throughout the year cash and cash equivalents in certain bank accounts may have exceeded Federal Depository Insurance Corporation insured limits.

The Company is subject to credit risk arising from its transactions with its counterparties for securities purchases and sales. Credit risk is the amount of accounting loss that the Company would incur if the counterparty fails to perform its obligations under the contractual terms. The Company's security transactions are cleared by one registered broker-dealer pursuant to a clearing broker agreement. The Company is subject to credit risk to the extent its clearing broker-dealer with whom it conducts business is unable to fulfill contractual obligations on its behalf.

The Company has declined to obtain Errors and Omissions insurance coverage which could expose the Company or its representatives to claims without insurance protection.

3. Investment Securities

Readily Marketable

Marketable securities owned consists of trading and investment securities valued at last quoted market prices, as follows:

	Readily Marketable Securities	Fair Value Hierarchy
Corporate stocks	$ 14,465	Level 1
Total	$ 14,465	

Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Not Readily Marketable (Continued)

At October 31, 2009, these securities carried at estimated fair values consist of the following:

Description of Holdings	Cost	Fair Value	Fair Value Hierarchy
Restricted securities	$14,355	$8	Level 2

4. Office Equipment and Furniture

Office equipment and furniture	$ 210,870
Less: accumulated depreciation	(145,661)
	$ 65,209

Depreciation expense was $34,775 for the year ended October 31, 2009.

5. Loans Subordinated to the Claims of General Creditors

The following subordinated loans had been issued subject to Subordinated Loan Agreements pursuant to the rules and regulations of FINRA.

	Amount
The loan payable is subordinated to the claims of general creditors. Interest only is payable monthly at a rate of 6.5% per annum. The loan is due April 30, 2011, and no principal payments were made on this note during the year ended October 31, 2009.	$200,000
Loan subordinated to the claims of general creditors from the sole stockholder of the Company. Interest is payable monthly a rate of 8% per annum. The loan is due October 27, 2011, and no principal payments were made on this note during the year ended October 31, 2009.	150,000
Effective October 15, 2009, the sole stockholder entered into a new subordinated loan agreement. Interest is payable monthly at a rate of 7% per annum. The loan is due October 15, 2012.	50,000
Effective October 30, 2009, the sole stockholder entered into a new subordinated loan agreement. Interest is payable monthly at a rate of 7% per annum. The loan is due October 30, 2012.	100,000
Total	$500,000

As of October 31, 2009, there was no interest payable on these outstanding loans. Interest expense aggregated $25,762 for the year ended October 31, 2009.

The Agreements may be withdrawn by the lender at the stated maturity date, or retirement can be accelerated by the Company. The subordinated loans can be retired only if, after giving effect to such retirements, the Company meets net capital requirements governing withdrawal of subordinated debt.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2008, the Company has net capital of $506,869, which was $406,869 in excess of its required net capital. The Company's net capital ratio was 2.37 to 1. The Company's minimum net capital requirement is $100,000.

7. Related Party Transactions

During the year ended October 31, 2009, the Company entered into two new subordinated loan agreements with its sole stockholder totaling $150,000. (see note 4)

Rent and occupancy costs paid to an entity related to the sole stockholder totaled $75,342 for the year ended October 31, 2009. (see note 8)

Interest expense paid to the sole stockholder totaled $12,762 for the year ended October 31, 2009.

8. Operating Leases

The Company leases an automobile under a non-cancelable operating lease requiring future minimum monthly payments of $1,972 through May, 2010. Auto lease expense amounted to $22,319 for the year ended October 31, 2009.

The Company under an informal agreement subleases office space in New Jersey from an entity related to the sole stockholder. The Company leases office space in New York on a month-to-month basis. In addition, the Company maintains New York office space under a lease through April 2011, at a current rate of $10,525 per month, with increases of 2% cumulatively annually.

Future minimum lease payments are as follows:

Year ending October 31, 2010	$ 10,736
October 31, 2011	11,169
	$ 21,905

Rent and occupancy costs totaled $263,339 for the year ended October 31, 2009.

9. 401K Plan

The Company maintains a 401k employee retirement plan for all eligible full time employees. No employer match contributions have been included in the plan provisions.

10. Income Taxes

The income tax benefit (expense) is comprised of the following:

	Federal	State	Total
Current tax benefit (expense)	$31,445	$(15,767)	$15,678
Deferred tax benefit	10,000	20,000	30,000
Total	$41,445	$4,233	$45,678

During the year ended October 31, 2009, the Company incurred a net operating loss of approximately $130,000 for federal and state tax reporting purposes. The tax effect of the net operating loss resulted in a current tax benefit of approximately $32,000 for federal purposes and a deferred tax benefit of $10,000 for federal purposes and $20,000 for state purposes. Such deferred tax asset has been classified as non-current on the balance sheet as the recovery of the asset may not occur in the current period.

For federal income tax reporting purposes, the Company elected to carry back the net operating loss three years to yield a federal tax refund receivable of approximately $32,000. Remaining net operating losses and deductible temporary differences of approximately $122,000 and $590,000 for federal and state tax purposes, respectively, are available to offset future taxable income.

No valuation allowance was established for deferred tax assets at October 31, 2009 since the Company's management believes that it is more likely than not the Company will realize the benefit of the net operating losses and deductible temporary differences based on the level of historical and projected future taxable income.

11. Restricted Cash and Lease Guarantee

The Company is required to maintain a standby letter of credit in the amount of $28,200 through May 2010 to guarantee payment of its leased office space. The Company has pledged a bank savings account as collateral. As of October 31, 2009, no amounts were drawn on the letter of credit.

12. Commitments and Contingencies

In October 2009, the Company completed its fourth of a six-year contract with its fully disclosed clearing agent. The contract requires minimum monthly charges, collateral deposit and net capital requirements. In the event of termination of this contract prior to its scheduled completion date, the Company would be liable to the clearing agent for its average monthly charge for the remaining months of the contract.

The Company is also a party to various other legal actions and arbitration matters, including examinations of regulatory authorities arising in the normal course of business. The Company is vigorously defending its positions and believes that the disposition of these actions or matters will not have a material adverse effect on the financial position or results of operations of the Company.

13. Subsequent Events

These financial statements were approved by management and available for issuance on December 21, 2009. Subsequent events have been evaluated through this date.

SLOAN SECURITIES CORP.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	October 31, 2009
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
NET CAPITAL	
Total stockholder's equity	$ 300,612
Add: Subordinated borrowings allowance in computation of net capital	500,000
Total capital and allowable subordinated borrowings	800,612
Deductions:	
Non-allowable assets:	
Deferred tax asset	109,000
Commissions receivable	51,663
Fixed assets, net	65,209
Income tax refund receivable	32,820
Prepaid expenses and other assets	25,618
Prepaid income taxes	7,240
Securities not readily marketable	8
Total non-allowable assets	291,558
Net capital before haircuts on securities positions	
Haircut on marketable securities:	
Trading and investment securities	2,185
Undue concentrations	-
Total haircut on marketable securities	2,185
NET CAPITAL	$ 506,869
Aggregate Indebtedness from Statement of Financial Condition	1,172,575
Unrecorded Contingent Liabilities:	
Letter of credit to landlord	28,200
AGGREGATE INDEBTEDNESS	$ 1,200,775
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required (greater of 6 2/3% of aggregate indeptedness)	$ 80,052
Minimum dollar net capital requirement	$ 100,000
Excess net capital	$ 406,869
Ratio of aggregate indebtedness to net capital	2.37 to 1

There were no material differences between the computation of net capital presented and the Company's amended Focus Filing Part IIA of Form X-17A-5 as of October 31, 2009. No reconciliation has been included.

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholder of
Sloan Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of **Sloan Securities Corp.** (the "Company") for the year ended October 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

At October 31, 2009, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL (Continued)

A *control deficiency* exists exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
December 21, 2009

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT ACCOUNTANTS' REPORT ON AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder of
Sloan Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the fiscal period beginning April 1, 2009 and ending October 31, 2009, which were agreed to by **Sloan Securities Corp.** (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating Sloan Securities Corp.'s compliance with the applicable instructions of the Form SIPC-7T. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries which included check register and copies of checks, noting no differences;

(ii) Compared the amounts reported per books and records for the fiscal period beginning April 1, 2009 and ending October 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending October 31,2009, noting no differences;

(iii) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

(iv) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
December 21, 2009

SLOAN SECURITIES CORP.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

From April 1, 2009 to October 31, 2009

DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-6 general assessment for the first half of the fiscal year ending April 30, 2009	$ 1,744.63	$ -
SIPC-7T general assessment fiscal period beginning April 1, 2009 and ending October 31, 2009	13,205.00	14,949.63
	$ 14,949.63	$ 14,949.63

SIPC-7T

(28-REV 10/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(28-REV 10/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035955 FINRA OCT
SLOAN SECURITES CORP
TWO EXECUTIVE DRIVE
FORT LEE, NJ 07024-3308

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Arthur J. Laurent, CPA

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 14,950

B. Less payment made with SIPC-6 filed (exclude interest) (1,745)
5/21/2009
Date Paid

C. Less prior year overpayment applied (-0-)

D. Assessment balance due or (overpayment) 13,205

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,205

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,205

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sloan Securities Corp.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the_____ day of_______________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

19

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 10/31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 8066328
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-0-
(2) Net loss from principal transactions in securities in trading accounts.		-0-
(3) Net loss from principal transactions in commodities in trading accounts.		-0-
(4) Interest and dividend expense deducted in determining item 2a.		-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		50,000
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		831
Total additions		8,117,159
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		722,412
(2) Revenues from commodity transactions.		-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		1395523
(4) Reimbursements for postage in connection with proxy solicitation.		-0-
(5) Net gain from securities in investment accounts.		-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 19,559	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -0-	
Enter the greater of line (i) or (ii)		19,559
Total deductions		2,137,493
2d. SIPC Net Operating Revenues		$ 5,979,666
2e. General Assessment @ .0025		$ ~~14,9,808~~ 14,950

(to page 1 but not less than $150 minimum)

20